AGREEMENT AND PLAN OF MERGER

among

FAIRFAX FINANCIAL HOLDINGS LIMITED,

FAIRFAX BERMUDA HOLDINGS LTD.

and

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

Dated as of June 2, 2013

TABLE OF CONTENTS

Exhibit A                      Form of Merger Agreement
Exhibit B                      Form of Memorandum of Association
Exhibit C                      Form of Amended and Restated Bye-Laws

AGREEMENT AND PLAN OF MERGER, dated as of June 2, 2013 (this “Agreement”), among Fairfax Financial Holdings Limited, a Canadian Corporation (“Parent”), Fairfax Bermuda Holdings Ltd., a Bermuda exempted company and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and American Safety Insurance Holdings, Ltd., a Bermuda exempted company (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and the merger agreement in the form attached hereto as Exhibit A (the “Merger Agreement”) and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, and (ii) approved and adopted this Agreement, the Merger Agreement, and the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, the Board of Directors of Merger Sub has (i) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholder(s), and (ii) approved and adopted this Agreement, the Merger Agreement and the Transactions;

WHEREAS, Merger Sub has received shareholder approval of this Agreement, the Merger Agreement and the Transactions;

WHEREAS, upon consummation of the Merger, each issued and outstanding common share, par value $0.01 per share, of the Company (each a “Share” and together the “Shares”) will be cancelled and converted into the right to receive $29.25 per share in cash, upon the terms and subject to the conditions of and any exceptions in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, as part of the consideration for Parent’s willingness to enter into this Agreement, Parent is entering into voting agreements with certain of the Company’s directors and officers.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01     The Merger; Effective Time.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the Companies Act, prior to the Closing, Parent, Merger Sub and the Company shall cause (a) the Merger Agreement to be executed and delivered and (b) an application for registration of the Surviving Company (the “Merger Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and (c) the Merger to become effective under the Companies Act.  The Merger shall become effective upon the issuance of a certificate of merger (the “Certificate of Merger”) by the Registrar or such other time as the Certificate of Merger may provide.  The parties to this Agreement agree that they will request the Registrar to provide in the Certificate of Merger that the Effective Time will be the time when the Merger Application is filed with the Registrar or another time mutually agreed in writing by the parties to this Agreement (the “Effective Time”).  The name of the Surviving Company shall be “American Safety Insurance Holdings, Ltd.”

SECTION 1.02     Closing.  Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on the second business day after the later to be satisfied of the condition set forth in Section 7.01(a) or Section 7.01(c) (subject to the satisfaction or waiver (where permissible) of the other conditions to Closing set forth in Article VII, other than those that by their terms are to be satisfied at the Closing), at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by Parent and the Company.

SECTION 1.03     Effects of the Merger.  As of the Effective Time, subject to the terms and conditions of this Agreement and the Merger Agreement, Merger Sub shall be merged with and into the Company, with the Company surviving such Merger (the “Surviving Company”).  The parties to this Agreement acknowledge and agree that (a) the Merger shall be effected so as to constitute a “merger” as such term is understood under the Laws of Bermuda and (b) the Surviving Company shall be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act.  Pursuant to Section 109(2) of the Companies Act, from and after the Effective Time:  (i) the Merger of the Company and Merger Sub and the vesting of their undertaking, property and liabilities in the Surviving Company shall become effective; (ii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of the Company and Merger Sub; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or Merger Sub may continue to be prosecuted by or against the Surviving Company; (v) a conviction against or Order in favor of or against, the Company or Merger Sub may be enforced by or against the Surviving Company; however, the date of incorporation of the Surviving Company is the original date of incorporation of the Company and its merger with another company, including Merger Sub, does not alter its original date of incorporation; (vi) the Certificate of Merger shall be deemed to be the certificate of incorporation of the Surviving Company; (vii) the Registrar shall strike off the register Merger Sub; and (viii) the cessation of Merger Sub shall not be a winding up within Part XIII of the Companies Act.

SECTION 1.04     Surviving Company Memorandum of Association and Bye-Laws.  (a)  At the Effective Time, the memorandum of association of the Company shall be as set forth in Exhibit B attached hereto and shall be the memorandum of association of the Surviving Company until thereafter amended as provided by Law (the “Memorandum of Association”).

(b)           At the Effective Time, the bye-laws of the Company shall be as set forth in Exhibit C attached hereto and shall be the bye-laws of the Surviving Company until thereafter amended as provided by Law (the “Bye-Laws”).

SECTION 1.05     Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, each to hold office in accordance with the Bye-Laws of the Surviving Company, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01     Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)           Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (except as set forth in Section 2.01(b) and Section 2.04 and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive $29.25 in cash, without interest (the “Merger Consideration”).  The Merger Consideration is payable in accordance with Section 2.02(b).

(b)           Cancellation of Treasury Shares and Parent-Owned Shares.  Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)           Shares of Merger Sub.  Each share of par value $1.00, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of par value $0.01 per share, of the Surviving Company.

SECTION 2.02     Exchange of Certificates.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II.  At the Effective Time, Parent shall deposit, or cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”).  The Exchange Fund shall not be used for any other purpose.  The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing.  Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent or as directed by Parent.

(b)           Exchange Procedures.  Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (each a “Certificate” and together the “Certificates”) or the non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration.  Upon (A) surrender of a Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or (B) receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares, and, in each case, such other documents as may be required pursuant to such instructions, the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 2.01(a), and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered are registered if the Certificate or Book-Entry Shares representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Book-Entry Shares or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate or Book-Entry Share is entitled pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c)           No Further Rights.  From and after the Effective Time, holders of Shares shall cease to have any rights as shareholders of the Company, except as provided herein or by Law.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares one year after the Effective Time shall be delivered to Parent or as directed by Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company for, and Parent and the Surviving Company shall remain liable for payment of their claim for the Merger Consideration without any interest thereon.  Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e)           No Liability.  None of the Paying Agent, Parent, Merger Sub or the Surviving Company shall be liable to any holder of Shares for any cash (including any dividends or distributions with respect to such Shares) delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)           Withholding Rights.  Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Share Options such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, foreign, state or local Tax laws and pay such withholding amount over to the appropriate taxing authority, provided that at least ten (10) business days prior to deducting or withholding any amount pursuant to this Section 2.02(f) (other than any employment taxes and where providing advance notice is not possible due to a change in Law), the Paying Agent, the Surviving Company or Parent (as applicable) shall notify the Company in writing of its intention to withhold or deduct such amounts and the parties shall use reasonable efforts to cause the Paying Agent to provide the Shareholders with customary tax withholding exemption forms, such as IRS Form W-9.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Company or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Share Options in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Company or Parent, as the case may be.

(g)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03     Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.04     Company Share Options and Restricted Shares.  (a)  At the Effective Time, (i) each outstanding option (each, a “Company Share Option”) to purchase Shares granted under the Company’s 1998 Incentive Stock Option Plan, the 2007 Incentive Stock Plan or the 1998 Director Stock Award Plan (the “Company Share Plans”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time, (ii) the Company shall cancel each Company Share Option that is outstanding and unexercised, as of the Effective Time (in each case, without the creation of additional liability to the Company or any Subsidiaries), subject, if applicable, to the payment pursuant to Section 2.04(b), and (iii) each restricted Share that is subject to a restricted Share award granted under the Company Share Plans (“Restricted Shares”) and outstanding as of immediately prior to the Effective Time shall become fully vested as of the Effective Time and transferable and all restrictions on such restricted Shares shall lapse as of the Effective Time.

(b)           Each holder of a Company Share Option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the Merger Consideration shall (subject to the provisions of this Section 2.04) be paid by the Surviving Company immediately after the Effective Time, in exchange for the cancellation of such Company Share Option, an amount in cash equal to the product of (i) the difference between the Merger Consideration and the applicable exercise price of such Company Share Option, and (ii) the aggregate number of Shares issuable upon exercise of such Company Share Option.  All such payments shall be subject to all applicable federal, state and local Tax withholding requirements and shall be made as soon as practicable after the Effective Time.

(c)           The Company shall ensure that no offering period under the Employee Stock Purchase Plan (the “ESPP”) shall be commenced on or after the date of this Agreement.  If the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, the Company shall cause a new exercise date to be set under the ESPP, which date shall be no less than five days prior to the Effective Time, use the accumulated funds to purchase Shares in accordance with the terms and conditions of the ESPP, and ensure that the Shares so purchased are treated in accordance with Article II.  The Company shall terminate the ESPP immediately prior to the Effective Time.

(d)           Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of Shares or other equity securities of the Company (including derivative securities) in connection with this Agreement by each person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, as amended.

(e)           Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.04.  The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to deliver Shares or other capital stock of the Company to any person pursuant to or in settlement of Company Share Options.

SECTION 2.05     Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.

SECTION 2.06     Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled and converted into the right to receive the fair value thereof under Section 106(2) of the Companies Act.  The Company shall give Parent (a) prompt notice of (i) any demands for appraisal of Dissenting Shares or attempted withdrawal or withdrawals of such demands received by the Company and any other instruments served under the Companies Act and received by the Company relating to any Dissenting Shareholder’s right to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares and (ii) to the Company’s knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (b) to the extent permitted by applicable Law, the opportunity to participate with the Company in any and all negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.  Neither the Company nor Parent shall, without the prior written consent of the other party, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Companies Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the sections of the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) with respect to the corresponding sections of this Article III (provided that, disclosure of any fact or item in any section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent), or as disclosed in the SEC Reports filed with the SEC prior to the date of this Agreement (excluding in each case, any disclosures set forth in any risk factor section or in any other section to the extent it is a forward looking statement or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01     Organization and Qualification; Subsidiaries.  (a)  Each of the Company and each Subsidiary of the Company is a corporation, exempted company, limited liability company or other legal entity validly existing and in good standing (or equivalent concept to the extent applicable) under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so validly existing and in good standing would not have a Company Material Adverse Effect.  Each of the Company and each of its Subsidiaries is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

(b)           A true and complete list of all the Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of the outstanding share capital or other equity interests of each Subsidiary owned by the Company, each other Subsidiary and any other person, is set forth in Section 3.01(b) of the Company Disclosure Letter.  The Company does not directly or indirectly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02     Memorandum of Association and Bye-Laws.  The Company has made available to Parent a complete and correct copy of the memorandum of association and the bye-laws (or similar organizational documents), each as amended to date, of the Company and each Subsidiary.  Such memorandum of association and bye-laws or similar organizational documents are in full force and effect as delivered and as of the date of this Agreement.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its memorandum of association or bye-laws or similar organizational documents, except for violations that would not have a Company Material Adverse Effect.

SECTION 3.03     Capitalization.  (a)  The authorized share capital of the Company consists of (i) 30,000,000 Shares and (ii) 5,000,000 preferred shares, par value $0.01 per share (“Company Preferred Shares”).

(b)           As of the close of business on May 31, 2013 (the “Capitalization Date”), (i) 9,509,869 Shares (not including 686,258 Restricted Shares granted under the Company Share Plans) were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) no Shares were held in the treasury of the Company, (iii) no Shares were held by the Subsidiaries, and (iv) 497,702 Shares were reserved for issuance pursuant to outstanding Company Share Options.  Section 3.03(b) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a list of (A) all holders of all Company Share Options (with the names of such holders redacted), (B) the date of grant, the number of Shares subject to such Company Share Options and the price per Share at which such Options may be exercised, (C) all holders of Restricted Shares (with the names of such holders redacted) and (D) the date of grant, the number of Restricted Shares owned by each such holder and the vesting date or performance conditions attached thereto.  Since the Capitalization Date, other than in connection with the issuance of Shares pursuant to the exercise of Company Share Options outstanding as of the Capitalization Date, there has been no change in the number of Shares, the number of outstanding Company Share Options or the number of outstanding Restricted Shares or any other equity-based awards.  No Company Preferred Shares are issued and outstanding.  Except as set forth in this Section 3.03 and Section 3.03(b) of the Company Disclosure Letter, there are (i) no outstanding securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company or any Subsidiary, or any securities convertible into or exchangeable therefor, (ii) no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of, or other equity or voting interests in, the Company or any Subsidiary, or any securities convertible into or exchangeable therefor, or obligating the Company or any Subsidiary to redeem, grant, issue or sell any capital stock of, or other equity or voting interests in, the Company or any Subsidiary or any securities convertible into or exchangeable therefor and (iii) no securities, synthetic securities, earn-outs or similar instruments or obligations by the Company or any of its Subsidiaries to make any payments based on (x) the price or value of any shares of capital stock of, or other equity or voting interests in, the Company or any Subsidiary, or any securities convertible into or exchangeable therefor, or dividends paid thereon or (y) revenues, earnings or financial performance or any other attribute of the Company.

All Shares and shares of the Subsidiaries have been duly authorized, validly issued and are fully paid, nonassessable and free of preemptive (or similar) rights.  All Shares subject to issuance upon exercise of Company Share Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.  There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any shares of any Subsidiary, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other person.  None of the Company or any Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary.

(c)           Each outstanding capital share, limited liability company interest, partnership interest or equity or similar interest of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another Subsidiary free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever, other than the Oklahoma Insurance Law, and related regulations that restrict ownership or transfer of insurance agencies.

(d)           Each Company Share Option (i) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Company Share Plans pursuant to which it was issued, (ii) has an exercise price per Share to or greater than the fair market value of a Share on the date of such grant and (iii) has a grant date which was approved by the Board of Directors of the Company or a committee thereof no later than the grant date.

(e)           As of the date of this Agreement, no bonds, notes, debentures or other indebtedness of the Company or any Subsidiary having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(f)           The Shares constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”).

SECTION 3.04     Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions.

The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the receipt of the Shareholder Approval with respect to the adoption of this Agreement and the filing and recordation of appropriate merger documents as required by the Companies Act).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.05     No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the memorandum of association or bye-laws (or similar organizational documents) of the Company or any Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained, that all filings and other actions described in Section 3.05(b) have been made or taken and the Shareholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, statute, ordinance or common law, or any rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or its Subsidiaries under, or give to others any right of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the adoption of this Agreement and approval of the Merger by the Company’s shareholders, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the Merger Application and related attachments with the Registrar, (v) all consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Letter with respect to the consummation of the Transactions, (vi) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

SECTION 3.06     Permits; Compliance.  Each of the Company and each Subsidiary is in possession of all licenses, permits, approvals, accreditations, consents, exemptions, variances, orders, certificates and other authorizations of any Governmental Authority necessary for each such entity to own, lease and operate its properties or assets or to carry on its business as it is now being conducted, including any insurance licenses or permissions from insurance regulatory authorities (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (i) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, or (ii) any Contract or Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound, except for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.

SECTION 3.07     SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)           The Company has timely filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since January 1, 2011 (collectively, the “SEC Reports”).  The SEC Reports (i) were prepared, in all material respects, in accordance with the applicable requirements of the Securities Act, the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary is subject to the reporting requirements of the Exchange Act.  To the knowledge of the Company, the Company is not subject to a review by the SEC, an outstanding comment by the SEC or outstanding SEC investigation.

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year end adjustments which are not material to the Company and its Subsidiaries taken as a whole).

(c)           The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the principal executive officer and the principal financial and accounting officer of the Company on a timely basis, by others within those entities.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.  The Company has disclosed, based on the most recent evaluation by or on behalf of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s Board (A) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information has identified for the Company’s auditors and audit committee of the Company’s Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2011 and (ii) any material communication since the January 1, 2011 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the January 1, 2011, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.  The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since January 1, 2011 through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(d)           Neither the Company nor any Subsidiary has any material liability or obligation of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for material liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2013 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, or subsequent SEC Reports, (ii) incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since March 31, 2013 that would not have a Company Material Adverse Effect.

SECTION 3.08     Absence of Certain Changes or Events.  Since December 31, 2012, (a) there has not been any event, circumstance, change or effect that has had or is reasonably likely to have a Company Material Adverse Effect, (b) except in connection with the Transactions, the Company and the Subsidiaries have conducted their businesses in the ordinary course of business, and (c) neither the Company nor and of its Subsidiaries has taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.01(a), (c), (d), (h), (m) or (n), except as set forth in Section 3.08(c) of the Company Disclosure Letter.

SECTION 3.09     Absence of Litigation.  Except for litigation arising from ordinary course claims for insurance under Policies or reinsurance issued by a Company Insurance Subsidiary, Section 3.09 of the Company Disclosure Letter sets forth as of the date of this Agreement each material litigation, suit, action or proceeding before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary, any property or asset of the Company or any Subsidiary or any present or former officer, director or employee thereof in his or her capacity as such.  Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is, as of the date of this Agreement, subject to any continuing Order of, settlement agreement or other similar written agreement with, any Governmental Authority, or any Order of any Governmental Authority that would have a Company Material Adverse Effect.

SECTION 3.10     Insurance Matters.

(a)           Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of each of the Company’s Subsidiaries which, by virtue of its operations and activities, is required to be licensed as an insurance company, reinsurance company or insurance intermediary (collectively, the “Company Insurance Subsidiaries”), together with the jurisdiction of domicile thereof and each jurisdiction in which each such Company Insurance Subsidiary is licensed to conduct the business of insurance or reinsurance.  None of the Company Insurance Subsidiaries is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its formation.  Each of the Company Insurance Subsidiaries and each of the Company’s other Subsidiaries that provide services to the Company Insurance Subsidiaries is licensed or authorized, to the extent required by Law, in each jurisdiction where it engages in business and for each line of business written therein, except where the failure to be so licensed or authorized would not have a Company Material Adverse Effect.

(b)           To the Company’s knowledge, as of the date of this Agreement, all of the Company’s Reinsurance Agreements are in full force and effect in accordance with their terms, except as would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of the Company Insurance Subsidiaries has received notice, nor does the Company have any knowledge of any violation or default in respect of any obligation under (or any condition which, with the passage of time or the giving of notice or both, would result in such violation or default), or has given notice of any intention to cancel, terminate or change the scope of rights and obligations under, or not to renew, any Reinsurance Agreement, except, in each case, as has not had a Company Material Adverse Effect.  Except as has not had a Company Material Adverse Effect, (i) since January 1, 2013 neither the Company nor the Company Insurance Subsidiaries have received any written notice from any party to a Reinsurance Agreement that any amount of reinsurance ceded by the Company or such Company Insurance Subsidiary to such counterparty will be uncollectible or otherwise defaulted upon, (ii) to the Company’s knowledge, no party to a Reinsurance Agreement under which the Company or any Company Insurance Subsidiary is the cedent is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (iii) to the Company’s knowledge, the financial condition of any party to a Reinsurance Agreement under which the Company or any Company Insurance Subsidiary is the cedent is not impaired to the extent that a default thereunder is reasonably anticipated, (iv) to the Company’s knowledge, there are no, and since January 1, 2013, there have been no, disputes under any Reinsurance Agreement other than disputes in the ordinary course for which adequate loss reserves have been established and (v) the relevant Company Insurance Subsidiary is entitled under applicable Law and applicable Insurance Law to take full credit in the Company SAP Statements for all amounts recoverable by the Company under any Reinsurance Agreement and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in the relevant Company SAP Statements, except as has not had a Company Material Adverse Effect.

(c)           To the knowledge of the Company, each of the Company Insurance Subsidiaries has duly and timely filed all reports or other filings required to be filed with any insurance regulatory authority in the manner prescribed therefor under applicable Insurance Laws and Permits, and no Governmental Authority has asserted any deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Governmental Authority or except, as would not have a Company Material Adverse Effect.  Without limiting the foregoing, each of the Company and its Subsidiaries’ submissions, reports or other filings under applicable insurance holding company statutes or other applicable Insurance Laws with respect to Contracts and transactions between or among Company Insurance Subsidiaries and their affiliates, and all Contracts and transactions in effect between any Company Insurance Subsidiary and any affiliate are in compliance with the requirements of all applicable insurance holding company statutes or other applicable Insurance Laws and all required approvals or deemed approvals of insurance regulatory authorities with respect thereto have been received or obtained, except as would not have a Company Material Adverse Effect.

(d)           The policy reserves of the Company Insurance Subsidiaries recorded in their Company SAP Statements have been computed:  (i) in all material respects in accordance with commonly accepted actuarial standards consistently applied as in effect at such time, except as otherwise noted in the financial statements and notes thereto included in such Company SAP Statements; (ii) on the basis of methodologies consistent with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in such Company SAP Statements; and (iii) in accordance in all material respects with applicable Insurance Law; provided, however, that the Company is not making any representation or warranty (express or implied) as to the adequacy or sufficiency of reserves for losses or loss expenses as of any date, provided, further that the Company believed in good faith that such reserves were adequate reserves for such losses or loss expenses at the time such reserves were booked.  The Company has provided or made available to Parent, to the extent permitted by applicable Laws, true and complete copies of all Company SAP Statements for each Company Insurance Subsidiary for the periods beginning January 1, 2011 through the date hereof.

(e)           To the Company’s knowledge, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriter currently selling, issuing or underwriting business for or on behalf of the Company or its Subsidiaries (including the Company and its Subsidiaries’ salaried employees) (each, an “Agent”) was duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed for or on behalf of the Company or its Subsidiaries.

To its knowledge, each program manager, managing general agent, third party administrator or claims adjuster or manager, at the time such person managed or administered business (including the administration, handling or adjusting of claims) for or on behalf of the Company or its Subsidiaries (each, an “Administrator”) was duly licensed for the type of activity conducted for or on behalf of the Company or its Subsidiaries.  To the Company’s knowledge, no Agent or Administrator has materially violated or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or administration of business for the Company or its Subsidiaries, except for such failures or such violations which have been cured, that have been resolved or settled through agreements with applicable Governmental Entities or that are barred by an applicable statute of limitations. Except as would not have a Company Material Adverse Effect, each Agent was appointed and compensated by the Company or its Subsidiaries in compliance in all respects with applicable Law and all processes and procedures used in making inquiries with respect of such Agent were undertaken in compliance with applicable Law.  No Agent has binding authority on behalf of the Company or its Subsidiaries.  As of the date of this Agreement, no Agent accounting individually for 2% or more of the total gross premiums of all of the Company Insurance Subsidiaries for the year ended December 31, 2012, has indicated to the Company or its Subsidiaries in writing or, to the Company’s knowledge, orally that such Agent will be unable or unwilling to continue its relationship as an Agent with the Company or its Subsidiary within twelve months after the date hereof.  There are no outstanding powers of attorney or agreements issued by or on behalf of the Company or its Subsidiaries that obligates the Company or any of its Subsidiaries as guarantor, surety, co-signer, indemnitor or otherwise other than insurance policies and reinsurance Contracts issued in the ordinary course of business.

(f)           Except as set forth on Schedule 3.10(f), no downgrade by a third party rating agency of the financial strength, claims paying ability, insurance or other ratings of the Company or any of its Subsidiaries will, directly or indirectly, contravene, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the Transactions, to an obligation to post any collateral under, to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of lien upon any of the properties or assets of the Company under, any provision of, (a) applicable Law with respect to the Company or its Subsidiaries, (b) the certificate of incorporation or bylaws of the Company or its Subsidiaries or (c) except as would not constitute a Company Material Adverse Effect, to the Company’s Knowledge, any Contract to which the Company or any of its Subsidiaries is a party or by which any of its assets or properties is bound.

SECTION 3.11     Investments; Derivatives.

(a)           The information provided by the Company to Parent related to its investment assets, including bonds, notes, debentures, mortgage loans, real estate, collateral loans, derivatives (including swaps, caps, floors, foreign exchange, and options or forward agreements) and all other instruments of Indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternative investments and direct or indirect investments in hedge funds or private equity funds, whether entered into for its own or its Subsidiaries or their customers’ accounts (such investment assets, the “Investment Assets”) is true and complete in all material respects as of May 30, 2013.  The Company has made available a true and complete copy as of the date of this Agreement of the Company’s and its Subsidiaries’ policies with respect to the investment of the Investment Assets (the “Investment Policy”) to Parent before the execution of this Agreement.

(b)           To the Company’s knowledge, as of the date of this Agreement, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law and the Investment Policy.  Each of the Company and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all encumbrances except Permitted Liens.

(c)           To the Company’s knowledge, as of the date of this Agreement, none of the Company’s Investment Assets is subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, lock-ups, “gates,” “side-pockets,” stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as would not have a Company Material Adverse Effect.

(d)           Each agreement with each investment manager or investment advisor providing services to the Company or any of its Subsidiaries was entered into, and the performance of each investment manager is evaluated, in a commercially reasonable, arm’s length manner.

SECTION 3.12     Employee Benefit Plans.  (a)  Section 3.12(a) of the Company Disclosure Letter lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination, severance or other material Contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Subsidiary (collectively, the “Plans”).  The Company has made available to Parent a true and complete copy of each Plan and each material document, if any, prepared in connection with each such Plan, including (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recent determination letter or prototype opinion letter from the Internal Revenue Service of the United States (“IRS”), (iv) the most recent annual report on Form 5500 (including schedules thereto), and (v) the most recently prepared actuarial valuation report and financial statement.  There are no other material employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary.

(b)           Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS that the Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Plan.

(c)           Each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws in all material respects.

(d)           With respect to any Plan, as of the date of this Agreement and except as would not have a Company Material Adverse Effect (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened in writing and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened.

(e)           Neither the Company nor any ERISA Affiliate has now or at any time in the past six years, contributed to, sponsored, or maintained a multiemployer pension plan (within the meaning of Section 3(37) of ERISA) or any Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan.  No Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than as required by Section 4980B of the Code).

(f)           Each Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended to comply and has been operated in material compliance with all applicable requirements of Section 409A of the Code.  The Company’s federal income tax return is not under examination by the IRS with respect to nonqualified deferred compensation.  None of the Company nor any Subsidiary has maintained, sponsored, been a party to, participated in, or contributed to any plan, agreement or arrangement subject to Section 457A of the Code.

(g)           Neither the execution of this Agreement nor the consummation of the Merger or the Transactions contemplated hereby will (i) entitle any employees of the Company or any Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Plans, or (iv) result in payments under any of the Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

SECTION 3.13     Labor and Employment Matters.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union Contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees.  To the knowledge of the Company, as of the date of this Agreement, there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Subsidiary.

As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the knowledge of the Company, threatened in writing, by or with respect to any employees of the Company or any Subsidiary.  The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to labor or employment, including those related to wages, hours, workplace safety or health, immigration, equal employment opportunity, employment practices and discrimination in employment.

SECTION 3.14     Real Property.  Section 3.14 of the Company Disclosure Letter sets forth a list of all real property owned by each of the Company and its Subsidiaries (the “Owned Real Property”) and all leasehold interests in real property leased, subleased, licensed or with respect to which a right to use or occupy has been granted to the Company or its Subsidiaries for which annual rent exceeds $50,000 (the “Real Property Leases,” and such leased real property subject to the Real Property Leases, together with the Owned Real Property, the “Real Property”).  Each of the Company or its Subsidiaries has sole and exclusive, good and clear, record and marketable title to all Owned Real Property, or, in the case of leased real property held under Real Property Leases, an enforceable leasehold interest in, or right to use, all such leased real property, subject only to Permitted Liens.

SECTION 3.15     Taxes.  (a)  The Company and the Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by the Company and the Subsidiaries in accordance with all applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed.  All Taxes owed and due by the Company and each of the Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid except to the extent that such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP.  The Company and the Subsidiaries have maintained adequate provision on their books and records for all material Taxes that have accrued but are not yet due.  All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been timely withheld and remitted to the applicable taxing authority.

(b)           There are no pending or, to the knowledge of the Company, threatened in writing audits, examinations, investigations or other proceedings in respect of any material Tax of the Company or any Subsidiary.  No deficiency for any material amount of Tax has been asserted or assessed by any taxing authority in writing against the Company or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn or contested in good faith.

(c)           Neither the Company nor any Subsidiary has waived any statute of limitations in respect of any material Tax or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d)           No claim is pending by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.

(e)           No Subsidiary that is a domestic corporation (within the meaning of Section 7701(a)(30) of the Code) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code (a “Domestic Corporation”)) in a distribution of stock qualifying for tax-free treatment under Section 355 or Section 361 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(f)           Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period beginning after the Closing as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Law, for a taxable period ending on or before the Closing, (2) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing, or (3) installment sale or open transaction disposition made on or prior to the Closing.

(g)           None of the Company nor any Subsidiary is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement (other than any such agreement entered into in the ordinary course of business or any such agreement solely among the Company and any of the Subsidiaries or among any of the Subsidiaries).

(h)           Neither the Company nor any Subsidiary has any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Company or another Subsidiary.

(i)           No Subsidiary that is a Domestic Corporation has “participated” in a “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury regulations, and ASRE has not “participated” in a “listed transaction” within the meaning of Section 1.6011-4 of the Treasury regulations.

(j)           No Subsidiary that is a Domestic Corporation is, nor has any of them been, a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(k)           The Company, ASRE and each of its non-U.S. Subsidiaries have used commercially reasonable efforts to avoid being engaged in a US trade or business for US federal income tax purposes.  Neither the Company, ASRE nor any of its non-U.S. Subsidiaries owns any United States real property interest, as such term is defined under Section 897(c) of the Code and the regulations thereunder.

(l)           For purposes of this Agreement:

(i)           “Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or taxing authority, including:  any and all federal, state, local and foreign income, gross receipts, license, workers’ compensation, unemployment compensation, excise, severance, stamp, occupation, premium, windfall or other profits, production, occupancy, environmental, customs duties, stock, franchise, profits, withholding, social security (or similar), disability, property, sales, use, transfer, registration, value added, gains, alternative or add-on minimum, estimated, or other similar taxes or assessments of any kind whatsoever; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

(ii)           “Tax Returns” means any and all returns, declarations, claims for refund, or returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any elections, estimates, estimates or information returns, schedules or attachments thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.

SECTION 3.16     Material Contracts.

(a)           Except for this Agreement and except for Contracts filed as exhibits to the SEC Reports, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Contract:

(i)           that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)           containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries to operate or compete in any business or geographic area or during any period of time;

(iii)           to which the Company or its Subsidiaries is a party that grant exclusivity or “most favored nation” status that restrict the activities of the Company or a Company Subsidiary in any material respect;

(iv)           providing for any Indebtedness in excess of $1,000,000 of the Company or any of its Subsidiaries;

(v)           relating to issuances of securities of the Company or any Company Subsidiary (other than awards under the Company Share Plans);

(vi)           that is secured by or could give rise to any obligation by the Company or its Subsidiaries to post any collateral having a fair market value in excess of $1,000,000;

(vii)           that relates to the formation, creation, operation, management or control of any corporation, partnership, joint venture or strategic alliance, or any business acquisition or divestiture, to which the Company or any of its Subsidiaries is a party and has any material obligation;

(viii)           between the Company or any of its Subsidiaries and any government, political subdivision, agency or instrumentality of a government, other than Company Permits, that is material to the Company and its Subsidiaries, taken as a whole; and

(ix)           all other Contracts, whether or not made in the ordinary course of business, the absence of which would constitute a Material Adverse Effect.

(x)           each such Contract described in clauses (i) through (ix) is referred to herein as a “Material Contract”; provided that, Material Contracts shall not include (A) insurance policies issued by the Company or any Subsidiary in the ordinary course of business, (B) reinsurance Contracts and related letters of credit (whether assumed or ceded) entered into by the Company or any Subsidiary in the ordinary course of business and (C) Contracts between the Company or any Company Subsidiary and any agent, broker or producer entered into in the ordinary course of business.

(b)           Each of the Material Contracts (and those Contracts which would be Material Contracts but for the exception of being filed as exhibits to the SEC Reports) is valid and binding on the Company or its Subsidiaries, as the case may be and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not have a Company Material Adverse Effect.  There is no default under any such Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not have a Company Material Adverse Effect.

SECTION 3.17     Insurance.  Section 3.17 of the Company Disclosure Letter sets forth a complete and correct list of all material insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent.  With respect to each such insurance policy:  (i) the policy with respect to the Company and its Subsidiaries is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) no notice of cancellation or termination has been received.

SECTION 3.18     Environmental Matters.  To the knowledge of the Company: (a) the Company and each Subsidiary is in compliance with all applicable Environmental Laws; (b) the Company and the Subsidiaries possess all permits and approvals issued pursuant to any applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Materials (as defined below), to health and safety (“Environmental Laws”) that are required to conduct the business of the Company and each Subsidiary as it is currently conducted, and are in compliance with all such permits and approvals;

(c) no releases of (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law (“Hazardous Materials”) have occurred at, on, from or under any real property currently owned or operated by the Company or any Subsidiary, for which releases the Company or any Subsidiary have incurred liability under any Environmental Law; and (d) neither the Company nor any Subsidiary has received any written claim or notice from any Governmental Authority alleging that the Company or any Subsidiary is or may be in violation of, or has any liability under, any Environmental Law, except, in the case of clauses (a) through (d), as would not have a Company Material Adverse Effect.

SECTION 3.19     Intellectual Property.  Except as would not have a Company Material Adverse Effect:  (a) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any person; (b) no person is infringing any Intellectual Property right owned by the Company or any of its Subsidiaries; (c) none of the Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding Order restricting the use thereof by the Company or its Subsidiaries; and (d) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned by the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof.

SECTION 3.20     Board Approval; Vote Required.  (a)  The Company Board, by resolution duly adopted at a meeting duly called and held has:  (i) determined that the Merger Consideration constitutes fair value for each Share in accordance with the Companies Act and deemed it advisable and fair to, and in the best interest of, the Company to enter into this Agreement and to consummate the Transactions; (ii) adopted this Agreement and authorized and approved the Transactions; and (iii) recommended that the shareholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger (the “Company Board Recommendation”), subject to Section 6.03(b), and directed that such matters be submitted for consideration by the Company shareholders at a general meeting of the shareholders of the Company.

(b)           The affirmative vote of sixty-six and two thirds percent (66 2/3%) of the votes cast at a meeting of the holders of Shares at which a quorum is present in accordance with the Company’s bye-laws, to approve and adopt this Agreement and the Merger, (the “Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s share capital or other securities necessary to approve this Agreement and consummate the Transactions to which the Company or any of its Subsidiaries is a party.

SECTION 3.21     Takeover Laws.  As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would reasonably be expected to restrict or prohibit this Agreement, the Merger Agreement, or the consummation of the Merger or the Transactions.

SECTION 3.22     Opinion of Financial Advisor.  The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters referred to in such opinion, the Merger Consideration to be received by the holders of Shares is fair, from a financial point of view, to such holders.

SECTION 3.23     Brokers.  No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01     Corporate Organization.  Each of Parent and Merger Sub is a corporation, exempted company, limited liability company or other legal entity, in each case, validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay Parent or Merger Sub from consummating the Merger and the Transactions.

SECTION 4.02     Organizational Documents.  Parent has heretofore furnished to the Company (i) a complete and correct copy of the Certificate of Incorporation and By-Laws of Parent, each as amended to date and (ii) a complete and correct copy of the memorandum of association and bye-laws of Merger Sub, each as amended to date.  Such Certificate of Incorporation, By-Laws, memorandum of association and bye-laws are in full force and effect.

SECTION 4.03     Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.04     No Conflict; Required Filings and Consents; Agreements.  (a)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Parent or the memorandum of association or bye-laws of Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay Parent and Merger Sub from consummating the Merger and the Transactions.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) applicable requirements, if any, of the NYSE, (iii) the filing of the Merger Application and related attachments with the Registrar, (iv) all consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Letter, (v) the premerger notification and waiting period requirements of the HSR Act; and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay Parent or Merger Sub from consummating the Merger and the Transactions.

SECTION 4.05     Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened in writing, against Parent or any of its affiliates before any Governmental Authority that would or seeks to prevent or materially delay Parent or Merger Sub from consummating the Merger and the Transactions.  Neither Parent nor any of its affiliates is subject to any continuing Order of, settlement agreement or other similar written agreement with, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to prevent or materially delay Parent or Merger Sub from consummating the Merger and the Transactions.

SECTION 4.06     Operations of Merger Sub.  Merger Sub is an indirect wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.07     Financing.  Parent has sufficient funds to consummate the Transactions.  Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of Parent and the Merger Sub to consummate the Transactions that Parent and Merger Sub have sufficient funds for payment of the Merger Consideration.

SECTION 4.08     Brokers.  The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01     Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, the businesses of the Company and the Subsidiaries shall be conducted in the ordinary course of business of the Company consistent with past practice and the Company shall use its reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and the current relationships of the Company and the Subsidiaries with any persons with which the Company or any Subsidiary has material business relations.  Except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed (except in the case of (c), which shall be in the Parent’s sole and absolute discretion):

(a)           amend or otherwise change its memorandum of association, or bye-laws or equivalent organization documents;

(b)           issue, sell, dispose of, encumber (other than Permitted Liens), or authorize such issuance, sale, disposition or encumbrance of, (i) any shares of any class of share capital of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital, or any other ownership interest, of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Company Share Options outstanding on the date of this Agreement or any Restricted Shares required to be issued pursuant to awards outstanding on the date of this Agreement) or (ii) any assets of the Company or any Subsidiary or any assets except in the ordinary course of business consistent with past practice;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or any other direct or indirect wholly owned Subsidiary;

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital of the Company or any Subsidiary;

(e)           (i) acquire (including by amalgamation, merger, consolidation, or acquisition of equity interests or assets or any other business combination) any company, corporation, partnership, other business organization (or any division thereof); (ii) except for draw-downs under existing revolving credit facilities in the ordinary course of insurance operations, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person or modify the material terms of any existing indebtedness for borrowed money; (iii) extend or renew, or modify or amend, the terms of any material lease or sublease of real property to which the Company or any of its Subsidiaries is a party; (iv) enter into, amend, or consent to the termination of any Material Contract or any Non-Ordinary Course Contract; (v) amend, waive or consent to the termination of any material rights of the Company or any Subsidiary; (vi) authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed by 10% the aggregate amount of the annual capital expenditures budget of the Company and the Subsidiaries, taken as a whole (a copy of which has been previously provided to Parent); or (vii) authorize, or make any commitment with respect to, information technology expenditures that in the aggregate exceed by 10% the aggregate amount of the annual information technology expenditures budget of the Company and the Subsidiaries, taken as a whole (a copy of which has been previously provided to Parent);

(f)           (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees except as otherwise required under any plan, program, policy, agreement or other arrangement in existence as of the date of this Agreement and previously made available to Parent; (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of the Company or of any Subsidiary; (iii) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, for the benefit of any director, officer or employee except as required by Law; or (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or the Subsidiaries, except, in the case of the matters described in clauses (ii) and (iii), (x) in connection with the hiring of new employees who are not directors or executive officers in the ordinary course of business consistent with past practice and (y) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business consistent with past practice;

(g)           except as required by applicable Law, make, change or rescind any material Tax election, file any amended Tax Return or settle or compromise any material income Tax liability;

(h)           fail to maintain in full force and effect the existing insurance policies (or alternative policies with comparable terms and conditions) covering the Company and the Subsidiaries and their respective properties, assets and businesses;

(i)           commence or settle (x) any Action other than settlements involving not more than $1,000,000 in the aggregate (net of insurance proceeds) and that do not require any actions or impose any material restrictions on the business or operations of the Company and its Subsidiaries or (y) any Action involving any holder or group of holders of Shares, in each case, other than settlements or compromises of Actions arising from ordinary course claims for insurance under Policies or Reinsurance Agreements;

(j)           enter into or amend any Reinsurance Agreements ceding liabilities to third parties or commute any Reinsurance Agreements of the Company or any of its Subsidiaries, except for (i) replacement of Reinsurance Agreements expiring between the date of this Agreement and the Closing in the ordinary course of business consistent with past practice, (ii) any Reinsurance Agreements ceding premiums not in excess of $1,000,000 annually, or (iii) otherwise in the ordinary course of business;

(k)           permit any Company Insurance Subsidiary to conduct transactions in Investment Assets except in compliance with the Liquidation contemplated by Section 6.13;

(l)           fail to timely file all forms, reports, statements, schedules and other documents required to be filed by the Company with the SEC;

(m)           take any action, other than in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures, except as required by changes in GAAP or relevant statutory accounting principles;

(n)           enter into any material new line of business not conducted by the Company or any of its Subsidiaries as of the date of this Agreement;

(o)           fail to use commercially reasonable efforts to ensure that the Company, ASRE and its non-U.S. Subsidiaries are not engaged in a U.S. trade or business for U.S. federal income tax purposes; and

(p)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02     Control of Operations.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01     Proxy Statement; Company Shareholders’ Meeting.  (a)  As promptly as reasonably practicable following the date of this Agreement, and, in any event, within 15 days after the date hereof, the Company shall prepare and file with the SEC the preliminary Proxy Statement.  Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.

Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the date on which the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement pursuant to Rule 14(a)-6 under the Exchange Act.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement.  The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating to holders of Shares and reasonable opportunity to review and comment on all responses to requests for additional information.  The Company covenants that none of the information included or incorporated by reference in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.  Parent covenants that none of the information supplied by Parent or Merger Sub for inclusion in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b)           Unless this Agreement is terminated pursuant to Section 8.01(f), the Company shall as promptly as practicable after the date hereof duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”), for the purpose of obtaining the Shareholder Approval and shall not postpone, recess or adjourn such meeting except as required by Law or with the consent of Parent.  Subject to Section 6.03(b), the Company Board shall (i) recommend to holders of the Shares that they adopt this Agreement, (ii) include such recommendation in the Proxy Statement and (iii) use its reasonable best efforts to solicit and obtain the Shareholder Approval.

SECTION 6.02     Access to Information; Confidentiality.  (a)  Except as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or as would be reasonably expected to violate any attorney-client privilege (in which case the Company will use reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply, including adopting additional specific procedures to protect the confidentiality of sensitive material), from the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries and the officers, employees, auditors and agents of the Company and the Company Subsidiaries to):  (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Subsidiaries and to the books and records thereof, and (ii) furnish as promptly as practicable to Parent such financial, operating and other data and information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request.

(b)           All information obtained by Parent, Merger Sub or its or their Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the confidentiality agreement, dated December 26, 2012 (the “Confidentiality Agreement”), between Parent and the Company.  In connection therewith, Parent and Merger Sub may provide such information to Tower Group International, Ltd. as a Representative of Parent and Merger Sub, in accordance with and subject to the Confidentiality Agreement.

(c)           No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.03     No Solicitation of Transactions.  (a)  Except as permitted by this Section 6.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of the Agreement in accordance with Article VIII, the Company agrees that neither it nor any Subsidiary, nor any of the officers or directors of it or any Subsidiary, shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, encourage or initiate any inquiries or the implementation or submission of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, or (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any Acquisition Proposal except to notify such person of the existence of this Section 6.03(a) or (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; provided, however, that, prior to, but not after, the receipt of the Shareholder Approval, nothing contained in this Agreement shall prevent the Company or the Company Board from furnishing information to (in response to a request therefor by), or engaging in negotiations or discussions with, any person in connection with a written, unsolicited, bona fide Acquisition Proposal providing for the acquisition of at least 50% of the consolidated assets or the voting power of the Company and its Subsidiaries by such person (an “Unsolicited Written Acquisition Proposal”), if prior to taking such action (A) the Company Board (1) determines in good faith (after consultation with its financial advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law and (B) the Company receives from such person an executed confidentiality agreement with terms no less favorable to the Company with regard to confidentiality than the Confidentiality Agreement.  Copies of any confidential information disclosed to any third party pursuant to this Section 6.03(a) and not previously provided to Parent shall promptly be provided to Parent.

(b)           (1) Except as set forth in this Section 6.03(b), the Company, its Subsidiaries and Representatives shall not, and shall not publicly propose to:  (i) withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (ii) approve or recommend or otherwise declare advisable any Acquisition Proposal; or (iii) except as expressly permitted by Section 8.01(f), cause or permit the Company to enter into any letter of intent or memorandum of understanding, or approve, recommend or otherwise declare advisable any letter of intent, acquisition agreement, merger agreement or other agreement relating or with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 6.03(a)) (an “Alternative Acquisition Agreement”).  Notwithstanding anything in this Agreement to the contrary, prior to but not after the receipt of the Shareholder Approval, (x) if in response to the receipt of an Unsolicited Written Acquisition Proposal, if the Company Board (A) determines in good faith (after consultation with its financial advisors) that such Acquisition Proposal is a Superior Proposal and (B) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may approve, recommend or otherwise declare advisable such Superior Proposal and, in connection with the approval or recommendation of such Superior Proposal, withhold, withdraw or modify the Company Board Recommendation or (y) other than in connection with an Acquisition Proposal, if a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (an “Intervening Event”) and the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may withdraw or modify the Company Board Recommendation (either event described in the foregoing clauses (x) and (y) a “Change in Board Recommendation”).

(2) No (x) Change in Board Recommendation may be made by the Company Board and (y) no Alternative Acquisition Agreement shall be entered into by the Company until after the second business day following Parent’s receipt of notice from the Company advising that the Company Board intends to take such action and specifying the reasons and basis therefor, and including all necessary information under Section 6.03(f), during which time the Company shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) to agree upon such changes to the terms of this Agreement as would result in, as applicable, (i) the Superior Proposal that is the subject of the Change in Board Recommendation or the Alternative Acquisition Agreement to no longer constitute a Superior Proposal or (ii) the Board’s failure to effect a Change in Board Recommendation as a result of an Intervening Event to no longer be inconsistent with its fiduciary duties under applicable Law.

In determining whether to make a Change in Board Recommendation in response to a Superior Proposal or otherwise, or whether to enter into an Alternative Acquisition Agreement, the Company Board shall take into account, after consultation with its financial advisors, any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice.  Any material amendment to any Acquisition Proposal or Alternative Acquisition Agreement will be deemed to be a new Acquisition Proposal or Alternative Acquisition Agreement for purposes of this Section 6.03, including with respect to the notice period referred to in this Section 6.03(b).  Under no circumstance shall the Company enter into any Alternative Acquisition Agreement without complying with Section 8.01(f) and 8.03(b)(iv).

(c)           Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that it is required to do so under applicable Law.

(d)           Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i)           “Acquisition Proposal” means any proposal or offer (including any proposal from or to the Company’s shareholders) from any person other than Parent or Merger Sub relating to (1) any direct or indirect acquisition of (A) more than 15% of the assets of the Company and its consolidated Subsidiaries, taken as a whole, or (B) more than 15% of any class of equity securities of the Company; (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

(ii)           “Superior Proposal” means any written Acquisition Proposal that (1) relates to more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and the Subsidiaries taken as a whole, (2) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and after taking into account all the terms and conditions, and all legal, financial and regulatory aspects, of the Acquisition Proposal) are more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.03(b)(2) of this Agreement pursuant to Section 6.03(b)(2) and the time likely to be required to consummate such Acquisition Proposal) and (3) the Company Board determines is reasonably capable of being consummated.

(e)           Existing Discussions.  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.03.  The Company also agrees that it will promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries.  The Company agrees that it will fully enforce any such confidentiality agreements, including standstill provisions contained in any such confidentiality agreements, except that with respect to the enforcement of standstill provisions, the Company Board may elect not to enforce or waive such standstill provisions if it determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law.

(f)           Notice.  The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any bona fide inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any non-public information with respect to an Acquisition Proposal is requested from, or any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a reasonably current basis, of any material changes to the terms of any such proposals or offers (including any amendments thereto).

SECTION 6.04     Directors’ and Officers’ Indemnification and Insurance.  (a)  The Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”).  In addition, the bye-laws of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Section 40 of the bye-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of the Subsidiaries.

(b)           For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring on or before the Effective Time.  The Surviving Company shall, and Parent shall cause the Surviving Company to, pay all expenses of each Indemnified Party in advance of the final disposition of any such Action to the fullest extent permitted by Law to advance such expenses upon receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification.  In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Company, promptly after statements therefor are received,

(ii) the Surviving Company shall not settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iii) the Surviving Company shall cooperate in the defense of any such matter; provided, however, that the Surviving Company shall not be liable for any settlement effected without the Surviving Company’s written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.  The rights of each Indemnified Party under this Section 6.04(b) shall be in addition to any rights such person may have under the memorandum of association or the bye-laws or similar organizational documents of the Company and the Surviving Company or any of their Subsidiaries, or under any Law or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries.  Any Indemnified Party wishing to claim indemnification under this Section 6.04, upon learning of any such Action shall notify the Surviving Company (but the failure so to notify the Surviving Company shall not relieve the Surviving Company from any liability which it may have under this Section 6.04 except to the extent such failure materially prejudices the Surviving Company), and shall deliver to the Surviving Company an undertaking of the kind described above.  The Indemnified Parties as a group may retain only one law firm (in addition to local counsel in each applicable jurisdiction if reasonably required) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(c)           Either the Company shall purchase prior to the Effective Time, or the Surviving Company shall purchase, promptly following the Effective Time, a six year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits, and from a carrier or carriers with comparable credit ratings, as the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time and covering the Transactions; provided, however, that in no event shall the Company pay, or the Surviving Company be required to pay, more than 250% of the current annual premium paid by the Company for such insurance (the “Maximum Amount”); provided, further, that if the Surviving Company is unable to obtain the insurance required by this Section 6.04(c) for an amount less than or equal to the Maximum Amount, it shall obtain as much comparable insurance as possible for the Maximum Amount.

(d)           In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.04.

(e)           Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.04.

SECTION 6.05     Employee Benefits Matters.  (a)  Parent hereby agrees that for a period of one year immediately following the Effective Time, it shall, or it shall cause, the Surviving Company and its Subsidiaries to, (i)  provide each employee of the Company and of each of the Company’s Subsidiaries as of the Effective Time (each, an “Employee”) with at least the same level of base salary and total compensation opportunity that was provided to each such Employee immediately prior to the Effective Time, and (ii) provide the Employees with employee benefits that are either substantially similar in the aggregate to those provided to such Employees immediately prior to the Effective Time or, if no less favorable, that are substantially similar in the aggregate to those provided to similarly-situated employees of the Parent or an affiliate of the Parent.  From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor in accordance with their terms, all Contracts, policies, plans and commitments of the Company and the Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary, including all severance agreements listed on Section 3.12(a) of the Company Disclosure Letter.

(b)           Each Employee shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plans) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Company or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Subsidiaries under comparable Plans immediately prior to the Effective Time, except to the extent such credit would result in the duplication of benefits for the same period of service.  Such plan, program or arrangement shall credit each such Employee for service accrued on or prior to the Effective Time with the Company, any Subsidiary and all affiliates where service with the affiliate was credited under a comparable Plan of the Company prior to the Effective Time.

(c)           With respect to each “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA maintained, sponsored or contributed to by Parent or the Surviving Company (“Purchaser Welfare Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, Parent and the Surviving Company shall use commercially reasonable efforts to (a) waive, or cause the insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Purchaser Welfare Benefit Plan to the same extent such conditions would not have been applicable under the terms of a comparable Plan, and (b) provide credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Plans during the relevant plan year, up to and including the Effective Time.

(d)           Each of the Company, Parent and Merger Sub acknowledges that consummation of the Transactions will constitute a change in control of the Company under the terms of the Company’s employee plans, programs and Contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction (collectively, the “Change in Control Plans”).

Notwithstanding Section 6.05(a), and only with respect to the individuals listed on Section 6.05(d) of the Company Disclosure Letter, each of the Company, Parent and Merger Sub acknowledges and agrees that (i) the employment of such employee shall be terminated as of the Closing and (ii) that, pursuant to each such employee’s Change in Control Plan, the Company shall pay all amounts and benefits payable under the Change in Control Plans at the time of a change in control of the Company, in accordance with the respective terms of the Change in Control Plans as illustrated by Section 6.05(d) of the Company Disclosure Letter (including, without limitation, severance pay, acceleration of vesting of Restricted Shares and Company Share Options and payment of all tax equalization payments with respect to all of the foregoing, in each case, unless the relevant employee consents otherwise, subject to withholding of taxes at no more than the minimum rate required by applicable Law).  Each of the Company, Parent and Merger Sub hereby acknowledges and agrees that each of the individuals listed on Section 6.05(d) of the Company Disclosure Schedule is an intended third party beneficiary of this Section 6.05(d).

(e)           For the avoidance of doubt, nothing contained in this Section 6.05 shall (i) require the Surviving Company or Parent to provide severance or other benefits at levels higher than those provided by the Company as of the date hereof, (ii) be treated as an amendment of any particular Plan, (iii) give any third party any right to enforce the provisions of Section 6.05(a)-(c), (iv) obligate Parent, the Surviving Company or any of their affiliates to maintain any particular benefit plan or (v) restrict Parent, the Surviving Company or any of their affiliates from terminating the employment of any particular Employee for any reason at any time.

SECTION 6.06     Further Action.  (a)  Each of the parties hereto shall use reasonable best efforts to (i) promptly obtain all authorizations, consents, Orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, Orders, approvals, licenses, permits and waivers, (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith and (iv) obtain all necessary consents, approvals or waivers from third parties.  As promptly as practicable, but in any event no later than ten (10) business days, following the date of this Agreement, (x) each party shall make its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and shall use reasonable best efforts to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act, and (y) Parent shall, with the full cooperation of the Company,  prepare and file requests for approval of the Transactions with the applicable Governmental Authorities and shall use its reasonable best efforts to obtain all approvals required to be made under applicable Insurance Laws with respect to the Transactions, including an application with the Commissioner of the Oklahoma Insurance Department for approval of the change in control of the parent of American Safety Indemnity Company and American Safety Casualty Company in connection with the transactions contemplated hereby pursuant to the Oklahoma Insurance Law (the “Form A Approval”) and all other required pre-acquisition notification statements (including Form Es and equivalent forms) under applicable Insurance Laws set forth in Section 6.06(a) of the Company Disclosure Letter.  Each party hereto agrees to make, as promptly as practicable after the date of this Agreement its respective filings and notifications, if any, under any other applicable antitrust, competition or trade regulation Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition or trade regulation Law.

(b)           Without limiting the generality of the foregoing, Parent and the Company shall, and shall cause each of its Subsidiaries to, use their reasonable best efforts to eliminate each and every impediment under any antitrust, competition or trade regulation Law or Insurance Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Termination Date, including, with respect to antitrust and competition Laws proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions.  Notwithstanding the foregoing, neither Merger Sub nor Parent nor any of their affiliates will be required by this Section 6.06 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A)(1) requires the sale, divestiture, license or other disposition of any assets, properties or businesses of any of Parent or Merger Sub or any of their respective subsidiaries or affiliates (other than the Company and its Subsidiaries) or (2) limits Parent’s freedom of action with respect to, or its ability to retain, any of Parent’s or its affiliates’ assets or businesses (other than the Company and its Subsidiaries) or (B)(1) requires the sale, divestiture, license or other disposition of any assets, properties or businesses of the Company or any of its Subsidiaries, (2) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or (3) prohibits or limits in any material respect Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company if, in the case of each of clauses (B)(1), (2) and (3), such action has, or is reasonably likely to have, a Company Material Adverse Effect or material adverse effect on Parent’s freedom of action or rights with respect to the Company (any such limitation referred to in clauses (A) or (B), a “Burdensome Condition”).  Each of Parent and the Company agrees to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Termination Date.

(c)           Each party shall keep the other parties apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions, including without limitation, promptly notifying the other parties hereto of any material communication it or any of its affiliates receives from any Governmental Authority relating to any review or investigation of the Transactions under the HSR Act and shall permit the other party to review in advance (and to consider any comments made by the other party in relation to) any proposed material communication by such party to any Governmental Authority relating to such matters.

None of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting, telephone call or discussion.  The parties to this Agreement shall (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act and (ii) provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

SECTION 6.07     Obligations of Parent and Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.08     Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company.  Thereafter, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the NYSE, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any press release or making any such public statements, and except with respect to the matters described in Sections 6.03, 8.01 and 8.03.

SECTION 6.09     Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions.  Notwithstanding anything to the contrary herein, each of Parent and the Surviving Company agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

SECTION 6.10     Bermuda Required Actions.  Before the Closing:  (a) the Company shall:  (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers, and (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Shareholder Approval; and (b) Merger Sub shall (and Parent shall cause Merger Sub to) (A) procure that the statutory declarations required by Section 108(3) of the Companies Act is duly sworn by one of Merger Sub’s officers, (B) prepare a duly certified copy of the shareholder resolutions evidencing the approval the shareholder(s) of Merger Sub, of Merger and deliver such documents to the Company, and (C) prepare a notice advising the Registrar of the registered office of the Surviving Company.

SECTION 6.11     Takeover Statutes.  If any takeover statute is or may become applicable to the Merger, the Company and the Company Board shall grant such approvals and take such reasonable actions as are within their power so as to eliminate or minimize the effects of such statue or regulation on the Transactions.

SECTION 6.12     Resignations.  The Company shall procure letters of resignation, effective as of the Effective Time, from each of the members of the Company Board and each Board of Directors or similar governing body of each Subsidiary.

SECTION 6.13     Investments.

(a)           The Company shall sell on an orderly basis all Non-Cash Investments held by or on behalf of the Company and its Subsidiaries, other than the Non-Cash Investments set forth in Section 6.13 of the Company Disclosure Letter (the “Liquidation”) and the proceeds of such sales shall solely be either held in cash or Treasury Bills (and the Company shall not, without the prior written consent of Parent, acquire any Non-Cash Investments).  The Liquidation shall commence promptly after the date of this Agreement and shall be completed no later than the close of business on the fourteenth (14th) day after the date of this Agreement.  The Company shall consult regularly with Parent with respect to the Liquidation and how to achieve best pricing and will provide daily status reports on which securities have been sold and the sale price received.  Parent shall be provided direct access to the Company’s third party investment managers.

(b)           Notwithstanding Section 6.13(a), the Company shall not sell any Non-Cash Investment at a price less than the book value of such Non-Cash Investment as of March 31, 2013 (the “Specified Value”) without Parent’s prior written consent.  If the Company is in good faith unable to sell a Non-Cash Investment at a price at least equal to the Specified Value within seven days after the date of this Agreement, it shall notify Parent of such fact in writing, identifying the Non-Cash Investment in reasonable detail and requesting to sell such Non-Cash Investment at a lower price, stating in good faith its estimate of the best reasonably available price for such Non-Cash Investment.  If, following such written request, Parent does not give such consent within two business days, then (i) the Company shall not be required to liquidate such Non-Cash Investment and (ii) Parent and Merger Sub will be deemed to have waived the requirement to sell such Non-Cash Investment with respect Section 6.13(a); provided that, in any event, the Company shall continue to use reasonable efforts to sell such Non-Cash Investment at a price greater than the Specified Value.

(c)           Notwithstanding Section 6.13(b), the Company may sell any Non-Cash Investment at a price less than the Specified Value without Parent’s prior written consent only if (i) the Specified Value minus the sale price for such Non-Cash Investment (the “Liquidation Loss”) would not exceed $100,000 as a result of such sale and (ii) the aggregate Liquidation Losses for all sales of Non-Cash Investments pursuant to this Section 6.13(c) would not exceed $1,000,000.

SECTION 6.14     American Safety Risk Retention Group.  The Company shall have caused American Safety Risk Retention Group (“ASRRG”) to give notice of termination or non-renewal with respect to all capital support agreements and service agreement pursuant to which the Company and its Subsidiaries have any obligations not later than five business days after the date of this Agreement.  In addition, all capital support agreements between the Company and ASRRG shall be terminated not later than the Closing.

SECTION 6.15     American Safety Reinsurance Ltd.  The Company acknowledges that Parent (either directly or through the Company) intends to sell American Safety Reinsurance Ltd. (“ASRE”) to a third party substantially simultaneously with the consummation of the Merger or shortly thereafter.  The Company agrees to use commercially reasonable efforts, at Parent’s expense, to take such actions as are reasonably requested by Parent to facilitate such transaction, including by providing such information as may be required to make filings with and obtain approvals from Governmental Authorities in connection with such sale (including HSR, if required, approvals under Insurance Laws and approvals of the Bermuda Monetary Authority with respect to the payment of a dividend or other transactions) and taking such steps as may be reasonably required to restructure the assets, contracts and employees relating to ASRE and its Subsidiaries; provided that the Company and ASRE shall not be required to take any action which is not contingent upon the consummation of the Merger unless such action can be reversed in the event the Merger is not consummated without material delay, expense or disruption to the business of the Company and its Subsidiaries.  Parent acknowledges that the consummation of the sale of ASRE is not a condition to the consummation of the Merger.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01     Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)           Company Shareholder Approval.  The Shareholder Approval shall have been obtained.

(b)           No Order.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c)           Regulatory Approvals.  (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) the Form A Approval shall have been obtained, (iii) the Merger Application and related attachments shall have been filed with the Registrar and (iv) all consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Letter shall have been obtained.

SECTION 7.02     Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties set forth in Section 3.03 shall be true and correct in all respects other than de minimis errors (ii) the representations and warranties of the Company contained in Sections 3.01(a) and 3.04 shall be true and correct in all respects, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) except where the failure of such representations and warranties to be so true and correct would not constitute a Company Material Adverse Effect, in the case of each of (i), (ii) and (iii), as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all material agreements and material covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time

(c)           Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)           Burdensome Condition.  All consents of Governmental Authorities that have been obtained shall have been obtained without the imposition of any Burdensome Condition or consequence the acceptance of which would constitute a Burdensome Condition.

SECTION 7.03     Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Closing, as though made on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date.

(b)           Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and material covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and (b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01     Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, and, other than with respect to clause (f), notwithstanding any prior adoption of this Agreement by the shareholders of the Company, as follows (the date of any such termination, the “Termination Date”):

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company if the Effective Time shall not have occurred on or before 11:59 p.m. New York City time on the six-month anniversary of the date of this Agreement (the “End Date”); provided, however, that if on the End Date any of the conditions set forth in Section 7.01(b) (to the extent relating to the matters set forth in Section 7.01(c)) or Section 7.01(c) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then the End Date shall be extended, at the option of Parent or the Company upon written notice to the other party, by an additional three months; provided further, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any agreements and covenants under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to occur on or before the End Date (as so extended);

(c)           by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such decision, injunction, decree, ruling, Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) has not materially breached its obligations under Sections 6.06 and 6.10;

(d)           by either Parent or the Company if this Agreement shall fail to receive the Shareholder Approval at the Company Shareholders’ Meeting or any adjournment or postponement thereof;

(e)           by Parent if (i) there has been a Change in Board Recommendation or if the Company shall have failed to include in the Proxy Statement the Company Board Recommendation, (ii) the Company enters into any Alternative Acquisition Agreement with respect to an Acquisition Proposal or (iii) a tender offer or exchange offer (other than by Parent or an Affiliate of Parent) for any outstanding Shares shall have commenced pursuant to Rule 14d-2 under the Exchange Act and not been withdrawn or terminated and, prior to the earlier of (A) the date prior to the date of the Company Shareholders Meeting and (B) eleven (11) business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company Board fails to recommend against acceptance of such offer;

(f)           by the Company at any time prior to (but not after) the time the Shareholder Approval is obtained, if the Company concurrently with such termination enters into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 6.03; provided that the Termination Fee is paid to Parent in accordance with Section 8.03;

(g)           by Parent, if there has been a material breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, which breach (i) would result in a failure of the conditions set forth in Section 7.02(a) or 7.02(b) and (ii) is not curable prior to the End Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination;

(h)           by the Company, if there has been a material breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would result in a failure of the conditions set forth in Section 7.03(a) or 7.03(b) and (ii) is not curable prior to the End Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(h) and the basis for such termination; and

(i)           by Parent if the Liquidation has not been completed in accordance with Section 6.13 (including the time period stated therein), such termination to be effective as of 5:00 p.m. (New York City time) on the fifth business day following delivery by Parent to the Company of written notice of (i) such failure to consummate the Liquidation, (ii) the basis for Parent’s determination of such failure and (iii) Parent’s election to terminate this Agreement in accordance with this Section 8.01(i), unless the parties hereto otherwise agree prior to such time.

SECTION 8.02     Notice of Termination; Effect of Termination.

(a)           A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.01 (except as provided in Section 8.01(i)) shall be effective immediately upon delivery of such written notice to the other party.

(b)           In the event of any valid termination of this Agreement by any party as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.02, Section 6.02(b), Section 8.03 and Article IX which shall remain in full force and effect; provided that, subject to Section 8.03(e), nothing herein shall relieve any party from liability for any intentional breach hereof prior to the date of such termination.

SECTION 8.03     Fees and Expenses.  (a)  All Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the closing of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.

Notwithstanding the foregoing, (i) one-half of the filing fees and the cost of printing and mailing the Proxy Statement shall be paid by each of the Company and Parent, and (ii) one-half of the filing fees incurred in connection with the filings made pursuant to the HSR Act with respect to the Transactions shall be paid by each of the Company and Parent.  “Expenses”, as used in this Agreement, shall include all reasonable out of pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

(b)           If this Agreement shall be terminated:

(i)           by Parent or the Company pursuant to Section 8.01(b) (End Date) or Section 8.01(d) (No Shareholder Approval), if (A) at or prior to the Termination Date an Acquisition Proposal has been publicly announced and not publicly withdrawn and (B) within twelve (12) months of the Termination Date the Company enters into, or the Board recommends or submits to the shareholders of the Company for adoption an Alternate Acquisition Agreement or an Acquisition Proposal is consummated, then the Company shall pay Parent the amount of $9,186,000 (the “Company Termination Fee”) provided that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any person if, within 12 months of the Termination Date, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders, an Acquisition Proposal made by or on behalf of such person or any of its Affiliates;

(ii)           by Parent pursuant to Section 8.01(g) (as a result of a material breach of a covenant) or Section 8.01(i), then the Company shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the documented out-of-pocket Expenses, including those of the Paying Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $1,500,000, in each case payable by wire transfer of same day funds (the “Expense Reimbursement”); provided that if within twelve (12) months of the Termination Date the Company enters into, or the Board recommends or submits to the shareholders of the Company for adoption or otherwise does not oppose, an Alternate Acquisition Agreement or an Acquisition Proposal is consummated, then the Company shall pay Parent the Company Termination Fee, less the amount of Expense Reimbursement previously paid;

(iii)           by Parent pursuant to Section 8.01(e) and, on or prior to the date of the Company Shareholders Meeting, any event giving rise to Parent’s right to terminate under Section 8.01(e) shall have occurred, then the Company shall pay Parent the Company Termination Fee; or

(iv)           by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee.

(c)           The Company Termination Fee payable by the Company under this Section 8.03 shall be paid to Parent or its designee by the Company in immediately available funds (i) concurrently with and as a condition to the effectiveness of a termination of this Agreement by the Company pursuant to Section 8.01(f) and (ii) within two (2) business days after the date of the event giving rise to the obligation to make such payment in all other circumstances.  If the Company Termination Fee becomes payable and is in fact paid by the Company then the payment to Parent or its designees of the Company Termination Fee shall be the sole and exclusive remedy of Parent for any loss suffered by Parent or Merger Sub as a result of the failure of the Transactions to be consummated and upon such payment in accordance with this Section 8.03, the Company shall not have any further liability or obligation for any losses with respect thereto (except in the case of fraud).

(d)           For purposes of this Section 8.03, Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(d)(i), except that references to 15% in clauses (1) and (2) of the definition thereof shall be deemed to be references to 50% and clause (3) of the definition thereof shall be deemed amended and replaced in its entirety by the following language “(3) any merger, consolidation, business combination, recapitalization or other similar transaction involving the Company or any of its consolidated Subsidiaries pursuant to which shareholders of the Company immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of the Company (or of another person that directly or indirectly would own all or substantially all of the assets of the Company) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction.”

(e)           The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  Accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.03, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Company Termination Fee or the Expense Reimbursement or any portion thereof, the Company shall pay to Parent or Merger Sub its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of such payments at the prime rate of Citibank, N.A. in effect on the date such payments were required to be made through the date of payment.  Each of the parties further acknowledges that the payment of the Company Termination Fee by the Company specified in this Section 8.03 is not a penalty, but in each case are liquidated damages in a reasonable amount that will compensate Parent, as the case may be, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be required to pay the Company Termination Fee in connection with the termination of this Agreement more than once.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01     Non Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02     Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by a nationally recognized next day courier service, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmission.  All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto ON
Facsimile No:  (416) 367-4946
Attention:  Paul Rivett

with a copy to:

Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Facsimile No:  (212) 682-0200
Attention:  Mile T. Kurta

if to the Company:

American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton HM11, Bermuda
Facsimile No:  (441) 296-8561
Attention:  President

with copies to:

American Safety Administrative Services, Inc.
100 Galleria Parkway, Suite 700
Atlanta, GA 30339
Facsimile No:  (678) 385-9145
Attention:  Randolph L. Hutto, General Counsel

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Facsimile No:  (212) 848-7179
Attention:  Peter D. Lyons
David P. Connolly

Appleby
Canon’s Court
22 Victoria Street
PO Box HM 1179
Hamilton, Bermuda
Facsimile No:  (441) 292-8666
Attention:  Alan Bossin
Timothy Faries

SECTION 9.03     Certain Definitions.  (a)  For purposes of this Agreement:

“Actuarial Analyses” means all actuarial reports prepared by actuaries, independent or otherwise, with respect to a Company Insurance Subsidiary, and all material attachments, addenda, supplements and modifications thereto.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Bermuda Insurance Act” means the Bermuda Insurance Act 1978, as amended, and the regulations promulgated thereunder.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York or Bermuda.

“Claims Administrator” means any person that investigates, adjusts, settles or pays any claims by or on behalf of the Company pursuant to any delegated claims settlement or payment authority.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, circumstance, change or effect, individually or in the aggregate with all other such events, circumstances, changes or effects, that (x) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect:  (i) any event, circumstance, change or effect resulting from or relating to (A) a change in general economic, political or financial market conditions, including interest or exchange rates, (B) a change in the industries, or in the business conditions in the geographic regions, in which the Company and its Subsidiaries operate, (C) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof), including pronouncements by the National Association of Insurance Commissioners, (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (E) any seasonal fluctuations in the business of the Company and the Subsidiaries, (F) any acts of terrorism or war or any weather related event, fire or natural disaster or any escalation thereof, (G) the announcement of the execution of this Agreement or the pendency or consummation of the Transactions, or (H) the identity of Parent or any of its affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its affiliates; provided, further, that, with respect to clauses (A), (B), (C), (D), and (F), such event, circumstance, change or effect does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in industries and geographic regions in which the Company and its Subsidiaries operate; or (ii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period ending on or after the date of this Agreement or a decline in the price or trading volume of the Shares (provided that, the exception provided in this clause shall not prevent or otherwise affect a determination that any event, circumstance, change or effect underlying any such failure or decline has resulted in or contributed to a Company Material Adverse Effect), or (y) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of the Merger or the Transactions by the Company.

“Company SAP Statement” means the statutory statements of the Company Insurance Subsidiaries as filed with the insurance regulators in their respective jurisdiction of domicile for the year ended December 31, 2012.

“Contract” means agreement, contract, arrangement, transaction, understanding, obligation or commitment to which a party is legally bound or to which its assets or properties are subject, whether oral or written, and any amendments and supplements thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Dissenting Shareholder” means a holder of Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Companies Act concerning the right of holders of Shares to require appraisal of their Shares under Bermuda Law.

“Dissenting Shares” shall mean Shares held by a Dissenting Shareholder.

“ERISA Affiliate” means any Subsidiary or any trade or business, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 414(b), 414(c), 414(m) or 414(o) of the Code.

“Insurance Laws” means all applicable Laws regulating the business and products of insurance and all applicable Orders and directives of insurance regulatory authorities, including the Oklahoma Insurance Law and the Bermuda Insurance Act.

“Intellectual Property” means trademarks, service marks, trade names, domain names, mask works, inventions, patents, trade secrets, copyrights, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

“Investments” means all items that are or would be classified as investments on a consolidated balance sheet of the Company prepared in accordance with GAAP.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of any of the executive officers or the chief actuary of the Company, and such knowledge as such persons would have following due inquiry.

“Liens” means any mortgages, liens or security interests, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer.

“Non-Cash Investments” means Investments that are not Treasury Bills and any investments in cash equivalents, including money market funds.

“Non-Ordinary Course Contracts” means any Contract (i) involving the payment or receipt of royalties or other amounts of more than $500,000 in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries, other than insurance policies issued, or reinsurance contract entered into, by the Company or any Subsidiary in the ordinary course of business; (ii) not negotiated and entered into on an arm’s length basis; (iii) with any Claims Administrator; (iv) pursuant to which the Company or any of its Subsidiaries (A) licenses in Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (other than license agreements for commercially available off-the-shelf software on standard terms) and provides for annual payments by the Company or any of its Subsidiaries in excess of $50,000 or aggregate payments in excess of $250,000; or (B) licenses out Intellectual Property owned by the Company or any of its Subsidiaries and provides for annual payments to the Company or any of its Subsidiaries in excess of $250,000; or (v) entered into outside the ordinary course of business of the Company and its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

“NYSE” means the New York Stock Exchange.

“Oklahoma Insurance Law” means Title 36 of the Oklahoma Statutes and the rules, regulations, bulletins and circular letters issued thereunder.

“Order” means with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Permitted Lien” means (a) statutory Liens for current Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property which are not violated in any material respect by the current use and operation of the Owned Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of the owned real property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any Liens on real property caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises, and (h) Liens not materially affecting the present use of the encumbered assets or properties.

“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Policies” means all policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance Contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications and certificates pertaining thereto issued by any Company Insurance Subsidiary.

“Reinsurance Agreement” means any ceded reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements to which any Company Insurance Subsidiary is a party or under which a Company Insurance Subsidiary has any existing material rights, obligations or liabilities.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Company, Parent or any other person means an entity controlled by such person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Treasury Bills” means securities issued by the Government of the United States of America, having maturities of not more than one year from the date of acquisition, for which the full faith and credit of the Government of the United States of America is pledged to provide for the payment thereof.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acquisition Proposal	§ 6.03(d)(i)
Action	§ 3.09
Administrator	§ 3.10(h)
Agent	§ 3.10(h)
Agreement	Preamble
Alternative Acquisition Agreement	§6.03(b)(iii)
ASRRG	§ 7.02(e)
ASRE	§ 6.15
Book-Entry Shares	§ 2.02(b)(ii)
Burdensome Condition	§ 6.06(b)
Bye-Laws	§ 1.04(b)
Capitalization Date	§ 3.03(b)
Certificate of Merger	§ 1.01
Certificates	§ 2.02(b)(ii)
Change in Board Recommendation	§ 6.03(b)
Change in Control Plans	§ 6.05(d)
Closing	§ 1.02
Companies Act	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 3.20(a)(iii)
Company Disclosure Letter	Article III
Company Insurance Subsidiaries	§ 3.10(a)

Defined Term	Location of Definition

Company Permits	§ 3.06
Company Preferred Shares	§ 3.03(a)(ii)
Company Share Option	§ 2.04(a)(i)
Company Share Plans	§ 2.04(a)(i)
Company Shareholders’ Meeting	§ 6.01(b)
Company Termination Fee	§ 8.03(b)(i)
Confidentiality Agreement	§ 6.02(b)
Effective Time	§ 1.01
Employee	§ 6.05(a)(i)
End Date	§ 8.01(b)
Environmental Laws	§ 3.18(b)
ERISA	§ 3.12(a)
Exchange Act	§ 3.05(b)(i)
Exchange Fund	§ 2.02(a)
Expense Reimbursement	§ 8.03(b)(ii)
Expenses	§ 8.03(a)
Form A Approval	§ 6.06(a)
GAAP	§ 3.07(b)
Governmental Authority	§ 3.05(b)
Hazardous Materials	§ 3.18(c)(ii)
HSR Act	§ 3.05(b)(vi)
Indemnified Parties	§ 6.04(a)
IRS	§ 3.12(b)
Investment Assets	§ 3.11(a)
Investment Policy	§ 3.11(a)
Law	§ 3.05(a)(ii)
Liquidation	§ 6.12(b)
Material Contracts	§ 3.16(a)(xv)
Maximum Amount	§ 6.04(c)
Memorandum of Association	§ 1.04(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Application	§ 1.01
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Owned Real Property	§ 3.14
Parent	Preamble
Paying Agent	§ 2.02(a)(i)
Plans	§ 3.12(a)
Policies	§ 3.10(g)
Proxy Statement	§ 3.05(b)(ii)
Purchaser Welfare Benefit Plans	§ 6.05(c)
Real Property	§ 3.14
Real Property Leases	§ 3.14

Defined Term	Location of Definition

Registrar	§ 1.01
Representatives	§ 6.02(a)(i)
Restricted Shares	§ 2.04 (a)(iii)
SEC	§ 3.05(b)(ii)
SEC Reports	§ 3.07(a)
Securities Act	§ 3.03(f)
Shares	Recitals
Shareholder Approval	§ 3.20(b)
Specified Value	§ 6.12(b)
Superior Proposal	§ 6.03(d)(ii)
Surviving Company	§ 1.03
Tax or Taxes	§ 3.15(m)(i)
Tax Returns	§ 3.15(m)(ii)
Termination Date	§ 8.01
Unsolicited Written Acquisition Proposal	§ 6.03(a)(iii)

(c)           When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement.  The term “or” is not exclusive.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  References to a person are also to its permitted successors and assigns.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Unless otherwise specified in this Agreement, all reference to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 9.04     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05     Disclaimer of Other Representations and Warranties.  Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.

SECTION 9.06     Entire Agreement; Assignment.  This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.07     Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.04 and 6.05(d) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 9.08     Remedies; Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to seek and obtain (a) an Order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.  In circumstances where Parent or the Company is obligated to consummate the Merger and the Merger has not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement), each of Parent and the Company expressly acknowledges and agrees that the other party and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its shareholders and that such other party on behalf of itself and its stockholders shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate the Merger.  Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that Parent shall not be entitled to enforce specifically the obligations of the Company to consummate the transactions contemplated by this Agreement unless all of the conditions set forth in Section 7.01 and Section 7.03 shall have been satisfied or waived in writing by the Company.  Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that the Company shall not be entitled to enforce specifically the obligations of the Parent and Merger Sub to consummate the transactions contemplated by this Agreement unless all of the conditions set forth in Section 7.01 and Section 7.02 shall have been satisfied or waived in writing by Parent.  Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.08, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 9.09     Governing Law.

(a)           This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of Law rules of such state.

(b)           The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware State court and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 shall be deemed effective service of process on such party.

SECTION 9.10     Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

SECTION 9.11     Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement and the Transactions by the shareholders of the Company, no amendment shall be made except as allowed under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.12     Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 9.13     Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.14     Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

By:	/s/ Stephen R. Crim
Name: Stephen R. Crim
Title: President & CEO

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Vice President

FAIRFAX BERMUDA HOLDINGS LTD.

By:	/s/ John Bator
Name: John Bator
Title: Provisional Director